[Cravath, Swaine & Moore LLP Letterhead]

September 25, 2007

OSG America L.P.
Registration Statement on Form S-1
Filed August 10, 2007
File No. 333-145341

Dear Ms. McManus:

        We refer to the letter of September 6, 2007 (the "September 6 Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") to OSG America L.P. (the "Partnership") setting forth the comments of the staff of the SEC (the "Staff") on the Partnership's Registration Statement on Form S-1 File No. 333-145341 filed on August 10, 2007 (the "Registration Statement").

        Concurrently with this letter, the Partnership is electronically transmitting Amendment No. 1 to the Registration Statement for filing under the Securities Act of 1933 (the "Securities Act"). This Amendment No. 1 to the Registration Statement includes revisions made in response to the comments of the Staff in the September 6 Comment Letter. The amendment has been marked to show changes made to the Registration Statement as filed on August 10, 2007.

        The numbered paragraphs and headings below correspond to the headings set forth in the September 6 Comment Letter. Each of the Staff's comments are set forth in bold, followed by the Partnership's response to each comment. The page numbers in the bold captions refer to pages in the Registration Statement as filed on August 10, 2007. The page numbers in the Partnership's responses refer to pages in Amendment No. 1 to the Registration Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

        The Partnership is sending you hard copies of Amendment No. 1 to the Registration Statement (clean and marked) by messenger.

General

1.
Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. We note for example that you have not supplied the applicable undertakings required by Item 20 of Industry Guide 5. Note that SEC Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

Response:    The Registration Statement has been revised to reflect the Staff's comments with respect to the undertakings set forth in Industry Guide 5. Please see page II-3 of the Registration Statement. The Partnership has carefully reviewed Industry Guide 5 and believes that it has complied with the requirements of Industry Guide 5 as applied by the Staff to offerings of common units in publicly traded master limited partnerships.

2.
Revise your disclosure throughout to briefly explain or define abbreviations and industry terms the first time you use them. Examples include "OPA 90," "bareboat charter," "spot voyage" and "in class."

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see pages 1, 2, 3, 28 and 29 of the Registration Statement.

3.
If you desire to retain any claims of leadership, briefly explain in context the basis for your leadership claim and provide us with support for the claims. For instance, we note your statements that you are "the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products," "the leading transporter of refined petroleum products in the United States Jones Act trade…," and that Overseas Shipholding Group, Inc. is a "market leader in providing global energy transportation services."

Response:    OSG currently ranks second in the top ten owners of tankers having deadweight tonnage over 10,000 dwt, ranked by number of vessels. Please find attached as Appendix A hereof industry ranking tables, showing rankings of industry participants overall and by class of vessel, based on industry databases and materials available on company websites. We believe this data provides support for OSG's description as a "market leader in providing global energy transportation services."

Please also refer to Appendix B hereof, which sets forth data from a study conducted in relation to the U.S. coastwise trade by Wilson Gillette & Co. The data presented shows forecast capacity in terms of number of vessels and deadweight tonnage with respect to Jones Act product tankers and barges, and shows the Partnership to have, on a going-forward basis, the greatest combined deadweight tonnage in respect of both product tankers and barges operating within the United States Jones Act trade. We believe this data provides support for the Partnership's claims that it is "the largest operator, based on barrel-carrying capacity, of U.S. flag product carriers and barges transporting refined petroleum products," and "the leading transporter of refined petroleum products in the United States Jones Act trade."

4.
Please file your agreements with Chevron, Sunoco and Marathon as exhibits to the registration statement and describe their material terms in your disclosure or tell us why you do not believe that it is necessary.

Response:    We do not believe that these agreements are required to be filed as exhibits to the Registration Statement under Item 601(b)(10)(ii) of Regulation S-K. These agreements are standard time charters entered into by the Partnership in the ordinary course of its day-to-day business and do not fall into any of the specified categories of contracts that, while made in the ordinary course of business, must nevertheless be filed except where immaterial in amount or significance. For example, none of these agreements is a contract upon which the business of the Partnership is "substantially dependent."

Prospectus Cover Page

5.
As there is no assurance that you will in fact pay the minimum quarterly distribution you cite, and it is not required information under Item 501 of Regulation S-K, remove those numbers from the cover page.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see the cover page of the prospectus.

Our Relationship with OSG, page 2

6.
Although a discussion of your relationship with OSG is important to your overall disclosure, it does not appear that OSG's reported revenues for 2006 are relevant for the summary discussion. Please revise to remove this information or advise.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 2 of the Registration Statement under "Our Relationship with OSG."

Business Opportunities, Our Competitive Strengths, page 3

7.
Balance the positive aspects of your business with a discussion of the more significant risks and limitations that could harm your business or inhibit your strategic plans, such as possibly not having sufficient cash from operations to pay your minimum quarterly distribution, the limits on your ability to obtain additional financing due to your debt levels, your limited operating history, your dependence on major customers, and the control of your general partner and its other affiliates. In your revision, please be sure that the risks discussed are equivalent in scope and specificity to the strengths and business strategies included in this section. A mere cross-reference to the "Risk Factors" section is not sufficient.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 5 of the Registration Statement under the heading "Risk Factors."

The Transactions, page 5

8.
When known, disclose the entity with whom you enter into a $200 million revolving credit facility.

Response:    The Partnership is currently in discussions with prospective financiers in relation to the revolving credit facility and expects to finalize the financiers and terms of the revolving credit facility prior to commencement of the offering. Once greater detail becomes available with respect to the revolving credit facility, the Partnership will disclose the identity of these financiers and the material terms of the facility by way of amendment to the Registration Statement.

9.
Please expand your disclosure here and elsewhere as appropriate to describe in more detail the $50.0 million in "related party debt from OSG" you intend to repay with new borrowings. Specifically, describe the parties to the debt instrument, the material terms of the debt, such as interest rates, maturity and any prepayment penalty, and describe the reasons you intend to borrow funds to repay this debt. In addition, if material, please file the agreement related to this debt as an exhibit to your registration statement.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 7 of the Registration Statement under the heading "The Transactions—General." The "non interest-bearing advances" referred to in the revision are not evidenced by separate agreement.

10.
Please expand your discussion here and elsewhere to clarify, if true, that you will pay OSG $136.5 million plus all of the common and subordinated units to be issued to it, in exchange for the interest in its subsidiaries to be transferred to you. Please also quantify the per unit price this represents. Alternatively, clarify why OSG will receive all of the proceeds of this offering in addition to the units you are issuing to it.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 7 of the Registration Statement under the heading "The Transactions—General."

Organizational Structure after the Transactions, page 7

11.
Please revise the chart on page 7 to depict your relationships and agreements with OSG Ship Management, Aker and ATC.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 8 of the Registration Statement under the heading "Organizational Structure after the Transactions."

The Offering, page 9

12.
We refer you to your discussion of the Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Response:    We believe the tender offer rules are inapplicable with respect to any exercise by the general partner of the Partnership of its call right in respect of remaining outstanding common units. Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 states that the tender offer rules do not apply to "calls or redemptions of any security in accordance with the terms and conditions of its governing instruments." Similar to call right provisions provided for in the partnership agreements of other master limited partnerships, the First Amended and Restated Agreement of Limited Partnership of OSG America L.P. provides the general partner of the Partnership, or any of its affiliates, with a limited call right as further described in the Registration Statement.

Summary Historical and Pro Forma Financial and Operating Data, page 13

13.
We note your presentation of EBITDA as a non-GAAP measure of operating performance. As an operating performance measure, it is not clear to us how management uses this measure or why investors would find the measure meaningful. Therefore, we are not persuaded that you have appropriately justified the use of this non-GAAP financial measure in the evaluation of your performance. Please disclose specifically how you use the measure to monitor ongoing operating results and evaluate trends over time and the substantive reasons specific to you that demonstrates the usefulness of this non-GAAP financial measure to investors when evaluating your performance, or in the alternative, remove the presentation. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 16 of the Registration Statement under the heading "Non-U.S. GAAP Financial Measures."

Risk Factors, page 16

14.
Where appropriate, discuss in your risk factors that your pro forma available cash to make distributions during the year ended December 31, 2006 and twelve months ended March 31, 2007 would have been sufficient to allow you to pay 100% of the minimum quarterly distribution of $0.35 on your common units and 38% and 54%, respectively, of the minimum quarterly distribution on your subordinated units.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 19 of the Registration Statement under the heading "Risk Factors—The assumptions underlying the forecast of cash available for distribution, which is included in "Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" are inherently uncertain and subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted."

15.
Please revise to include a risk factor discussing the fact that your general partner is not required to obtain a fairness opinion in connection with the exercise of its call right.

Response:    The Registration Statement includes a risk factor discussing the fact that the general partner is not required to obtain a fairness opinion in connection with the exercise of its call right. Please see page 40 of the Registration Statement under the heading "Risk Factors—Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price and is not required to obtain a fairness opinion in connection with the exercise of its call right." In addition, we have revised the heading of the risk factor on page 40 of the Registration Statement to refer to the fact that the general partner is not required to obtain a fairness opinion in connection with its exercise of its limited call right. We believe this sufficiently addresses the risk that a unitholder may not receive a return on their investment that is satisfactory to such unitholder.

16.
Please include a risk factor discussing the fact that certain distributions may involve a return of capital and the impact this characterization will have on your common unit holders.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 42 of the Registration Statement under the heading "Risk Factors—If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels."

17.
Please revise the first risk factor on page 25 and the first risk factor on page 32 to quantify the percentage of your revenues represented by the type of business discussed.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 28 and page 22 of the Registration Statement under the headings "Risk Factors—A decrease in the demand for our lightening services resulting from the deepening of the Delaware River or conditions affecting the Delaware Bay refineries could adversely affect our business and results of operations" and "Risk Factors—Our ability to obtain business from the Military Sealift Command (MSC) or other U.S. government agencies may be adversely affected by a determination by the MSC that one of our affiliates is not presently responsible for a single contract," respectively.

Use of Proceeds, page 43

18.
We note that you will use the net proceeds from this offering to pay approximately $136.5 million in cash to OSG. Disclose here how OSG will use those funds.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 47 of the Registration Statement under the heading "Use of Proceeds."

19.
We note that in connection with the closing of this offering, you expect to enter into a new $200 million revolving credit facility. Disclose here how you plan to use the funds from this new revolving credit facility.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 47 of the Registration Statement under the heading "Use of Proceeds."

Pro Forma and Forecasted Results of Operations and Cash Available for Distribution, page 48

20.
Since your historical excess cash available to pay distributions would have been insufficient to pay your expected distributions per unit, indicate in the table from where you would have obtained the additional cash, such as through borrowings.

Response:    Pro forma cash available for distributions would have been sufficient to pay the minimum quarterly distribution to all common unitholders and the general partner during the applicable periods. Following full payment of each minimum quarterly distribution to common unitholders, the Partnership would not have made quarterly distributions to subordinated unitholders in the full amount of $0.35 per subordinated unit. The Registration Statement has been revised to reflect this matter. Please see page 54 and page 55, footnote (6) of the Registration Statement under the heading "OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited)."

OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited), page 50

21.
We note that your forecasted cash available for distributions is based upon TCE revenues, rather than GAAP revenues and that it is a forecast for the 12 month period ended June 30, 2008. Please revise your projections so that an investor can compare your actual revenues for a 12-month period to projected GAAP revenues for the immediately succeeding 12-month period. Your projection should allow like for like comparisons to actual audited numbers.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Specifically, a table has been included on page 58 showing a reconciliation of forecast TCE revenues to the closest comparable GAAP measure (shipping revenues). In addition, please refer to the line for voyage expenses included in the forecast on page 54 and the discussion of TCE revenues on page 58 of the Registration Statement under the heading "Time Charter Equivalent Revenues." We also note that the Registration Statement has been revised to include a forecast for the 12 month period ending September 30, 2008. Please see page 54 of the Registration Statement under the heading "OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited)." We believe including a forecast for the 12 month period ending September 30, 2008 provides more meaningful disclosure for prospective investors.

22.
Refer to note 2, EBITDA. Your disclosure appears to imply that EBITDA is also used as a liquidity measure. Therefore, in addition to the reconciliation to net income, reconcile EBITDA to net cash provided by (used in) operations since this would appear to be the most comparable GAAP liquidity measure and provide equally prominent disclosure of the Company's cash flows from operating, investing and financing activities during each period presented. Refer to the guidance outlined in Question 12 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" included on the Commission's website.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 55 and page 78 of the Registration Statement under the headings "OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited)" and "Non-U.S. GAAP Financial Measures," respectively.

23.
In addition, since EBITDA in this circumstance is used as a supplemental financial measure by management and by external users of your financial statements to assess the ability to generate cash sufficient to service debt, make distributions to unit holders and undertake capital expenditures, please disclose specifically how you use the measure to assess the ability to generate cash sufficient for such things as debt service, distributions or to undertake capital expenditures. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 55 and page 78 of the Registration Statement under the headings "OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited)" and "Non-U.S. GAAP Financial Measures," respectively.

24.
Please include in your forecast assumptions the additional costs associated with being a public company and disclose the estimated amount of those additional costs that you will incur.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 54 and page 55, footnote (2) of the Registration Statement under the heading "OSG America L.P. Pro Forma and Forecasted Results of Operations and Cash Available for Distribution (unaudited)."

25.
Please discuss in your filing the accuracy of any forecasts (whether or not publicly disclosed) previously prepared by management or its predecessor company. Specifically, you should consider discussing any variances between actual results and previous forecasts to enhance an investor's understanding of the reliability of your forecasts.

Response:    The Partnership is unable to provide the requested discussion, since management of OSG America Predecessor has not prepared forecasts of results of operations as a matter of practice. However, we believe appropriate disclosure has been made in the Registration Statement with respect to the inherent risks and uncertainties surrounding any discussion of forecasted results of operations and reliance by prospective investors on such discussion. Please see page 19 and 26 of the Registration Statement under the heading "Risk Factors", page 52 of the Registration Statement under the heading "Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" and page 187 of the Registration Statement under the heading "Forward Looking Statements."

26.
We note the tables provided on pages 54 and 55. Please consider providing corresponding tables for pro forma 2006 and 2007.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 59 and page 60 of the Registration Statement under the headings "Summary of Significant Forecast Assumptions—Time Charter Equivalent Revenues" and "Summary of Significant Forecast Assumptions—Vessel Operating Expenses," respectively.

Summary of Significant Accounting Policies and Forecast Assumptions, page 51

27.
To the extent determinable, include some sensitivity analysis for your quantified assumptions to indicate either a breakeven level for each or the impact of level of change for each on your ability to pay the estimated cash distribution.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 59 and page 60 of the Registration Statement under the headings "Summary of Significant Forecast Assumptions—Time Charter Equivalent Revenues" and "Summary of Significant Forecast Assumptions—Vessel Operating Expenses," respectively.

28.
Please clarify whether you would borrow, if necessary, to pay the expected minimum quarterly distributions. For instance, discuss whether your partnership agreement permits you to borrow funds to pay the distributions on all outstanding units in the event you have not generated sufficient cash from operations.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 62 of the Registration Statement under the heading "Summary of Significant Forecast Assumptions—Borrowing for Distributions."

29.
Refer to the chart at the bottom of page 54. Please revise your disclosure to clarify why you have assumed a daily spot market rate of more than $0 for those days where it appears that vessels were not employed. Please also discuss how you factored the number of days your vessels were not employed into your projection for your current fleet as well as the additional boats of which you will take delivery and which factored into your analysis.

Response:    The Registration Statement has been revised to reflect the Staff's comments and provide additional disclosure in respect of days on which vessels were not employed. Please see page 59 of the Registration Statement under the heading "Summary of Significant Accounting Policies and Forecast Assumptions—Basis of Presentation—Time Charter Equivalent Revenues."

30.
Please reconcile your disclosure in the fourth paragraph on page 55 that forecasted revenue was greater based upon the delivery of 4 new carriers by Aker with your assumptions on page 53 that appear to include delivery of only 2 Aker vessels within the forecasted period.

Response:    The Registration Statement has been revised to reflect the Staff's comments. We do not believe there to be any inconsistency in disclosure, but have made the following clarification. The forecast assumes delivery of three Aker-built product carriers during the twelve month forecast period commencing October 1, 2007. In addition, two Aker-built product carriers were delivered prior to commencement of this forecast period, but after December 31, 2006. This means these two delivered vessels were not included in the pro forma results for the year ended December 31, 2006. Please see page 60 of the Registration Statement under the heading "Bareboat Charter Expense."

How We Make Cash Distributions, page 58

31.
Please revise the chart on page 68 to complete the quantities for the first, second and third target distributions or tell us why you do not believe that this is appropriate.

Response:    We do not believe it is appropriate to revise the chart on page 73 to complete the quantities for the first, second and third target distributions. The example distribution set forth on page 72 and page 73 is based on a hypothetical distribution of $0.6000 and is intended to show that following the hypothetical reset no amounts will be distributed in respect of the reset incentive distribution rights. Instead, under the hypothetical reset, the general partner will be entitled to receive an increasing percentage of quarterly distributions only after they exceed the reset first target distribution level of $0.69 per unit. We have clarified the matter by amending page 72 of the Registration Statement under the heading "General Partner's Right to Reset Incentive Distribution Levels."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

32.
We note that you entered into agreements with OSG Ship Management, Inc. for the provision of technical and commercial management of your vessels and for administrative and accounting services; however, it does not appear these agreements have been filed as exhibits. File these agreements as exhibits or tell us why this is not necessary.

Response:    The Partnership acknowledges the Staff's comment and the agreements with OSG Ship Management, Inc. for the provision of certain commercial and technical management services and administrative services will be filed by way of amendment to the Registration Statement as soon as they become available.

Revenue Recognition, page 79

33.
Please explain to us and in your filing the reason it is appropriate under generally accepted accounting principles to commence revenue recognition when product is discharged, and not when it is loaded on a vessel. In your response, tell us if your contracts with your customers specify that services begin when you are sailing to the load point.

Response:    We believe that the revenue recognition policy on page 84, page 85 and page F-16 of the Registration Statement is in accordance with EITF 91-9. OSG America Predecessor recognizes revenue on voyage charters ratably over the estimated length of each voyage, whereby revenue is recognized ratably on the relative transit time over the voyage period. A voyage charter agreement with a customer consists of sailing to the load port (the positioning leg), loading the cargo, sailing to the discharge port and discharging the cargo. The charter agreement requires the relevant vessel to proceed to the port or place as ordered by the charterer in accordance with the contract. The vessel is, therefore, employed from the time it receives a contract until the last discharge point and a contract is not cancelable in the positioning leg, provided OSG America Predecessor fulfills its contractual commitment. OSG America Predecessor generally enters into a charter agreement with a customer for the vessel's next voyage prior to the time of discharge for its previous voyage. OSG America Predecessor does not, however, begin recognizing voyage revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. OSG America Predecessor believes that this method of recognizing revenue is in accordance with generally accepted accounting principles.

The Registration Statement has been revised to include the above discussion. Please see page 56 and page 57 of the Registration Statement under the heading "Summary of Significant Accounting Policies and Forecast Assumptions—Revenue and Expense Recognition" and page 84 and page 85 of the Registration Statement under the heading "Revenue Recognition" and page F-16 of the Registration Statement under the heading "Note A—Summary of Significant Accounting Policies—Revenue and Expense Recognition."

Income from Vessel Operations, page 81

34.
Please expand your disclosure in the final 2 paragraphs on this page to discuss why average daily rates increased for the periods discussed.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 87 of the Registration Statement under the heading "Income from Vessel Operations."

Liquidity and Sources of Capital, page 84

35.
Please reconcile your disclosure here that you intend to finance the acquisition or construction of vessels, in part, from proceeds of the offering, with your disclosure elsewhere that all proceeds will be paid to OSG.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 91 of the Registration Statement under the heading "Liquidity and Sources of Capital."

36.
Please discuss how your anticipated dividend policy is expected to impact your liquidity. In addition, also discuss here how your dividend policy will impact your long-term liquidity needs in regards to capital expenditures for the purchase or construction of vessels.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 91 of the Registration Statement under the heading "Liquidity and Sources of Capital."

Cash Flows, page 85

37.
Please provide greater detail and analysis in your discussion of cash flows. For example, disclose the material factors that impacted the comparability of operating cash flows, in terms of cash, for each period presented. Refer to Section IV.B of FR-72 for guidance.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 92 and page 93 of the Registration Statement under the heading "Cash Flows."

Aggregate Contractual Obligations, page 87

38.
Disclose the methodology utilized in estimating a 6.0% interest rate per annum for your interest obligation.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 94 of the Registration Statement under the heading "Aggregate Contractual Obligations."

39.
We note your table of contractual obligations which contemplates certain transactions described in your prospectus. Please expand your disclosure to include the administrative services and management agreements that will be entered into with OSGM. In addition, please explain to us how you have considered the need to include a pro forma adjustment showing the impact of these agreements.

Response:    We do not believe that the disclosure needs to be expanded in respect of the administrative services and management agreements with OSGM, since these agreements entail pass-through expenses only.

Risk Management, page 89

40.
Please revise your disclosure to provide quantitative disclosure about market risk as required by Item 305 of Regulation S-K.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 96 and page 97 of the Registration Statement under the heading "Quantitative and Qualitative Disclosures About Market Risk."

Profit Sharing, page 111

41.
Please provide here or in your financial statements an accounting policy for both the entity jointly-owned with Aker and the related profit-sharing arrangement.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 118 of the Registration Statement under the heading "Profit Sharing."

Aker's Debt and Deferred Principal Obligation, page 111

42.
Please clarify your disclosure to explain how and when you will account for any DPO.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 119 of the Registration Statement under the heading "Aker's Debt and Deferred Principal Obligation."

Certain Relationships and Related Party Transactions, page 127

43.
Disclose in this section who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 135 of the Registration Statement under the heading "Agreements Governing the Transactions."

44.
Identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See 404(b) of Regulation S-K.

Response:    No transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification, or where such policies and procedures were not followed, have occurred. Accordingly, the requested disclosure is not applicable.

45.
Disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 135 of the Registration Statement under the heading "Agreements Governing the Transactions."

Conflicts of Interest and Fiduciary Duties, page 134

46.
While your disclosure in this section seems to indicate that the general partner is not required to seek the approval of conflict resolutions from the conflicts committee, your disclosure elsewhere in the prospectus indicates that certain actions must be approved by the conflicts committee, such as any change to the estimated maintenance capital expenditures deducted from operating surplus or an amendment to the omnibus agreement you will enter into with OSG and your general partner upon the completion of this offering. Please revise to clearly state which actions would require the approval of the conflicts committee and which actions would not require such approval.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 142 of the Registration Statement under the heading "Conflicts of Interest and Fiduciary Duties."

Material Tax Consequences, page 160

47.
Refer to the second full paragraph on page 161. Please revise to remove the assumption contained in the second bullet point since counsel may not qualify their opinion based upon an action that they must take. We will reserve further comment until such time as we can review the actual opinion of counsel.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 169 of the Registration Statement under the heading "Partnership Status."

State, Local, Foreign and Other Tax Considerations, page 173

48.
Please remove the clause, "and depend upon," from the last paragraph of this section. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion are not appropriate.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page 181 of the Registration Statement under the heading "State, Local, Foreign and Other Tax Considerations."

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-3

49.
Please revise your disclosure to (i) clarify your use of the term "purchase price," (ii) explain how the $643.5 million purchase price was determined, and (iii) identify the components of the $643.5 million purchase price.

Response:    We were unable to locate the disclosure referenced by the Staff in the above comment 49 on page F-3 of the Registration Statement under the heading "Introduction to Unaudited Pro Forma Combined Financial Statements." However, we believe we have addressed the Staff's comments by our revisions on page F-11, page F-27 and page F-28 of the Registration Statement under the headings "OSG America Predecessor Predecessor Combined Carve-Out Statements of Operations," "OSG America Predecessor Interim Predecessor Condensed Combined Carve-Out Balance Sheets" and "OSG America Predecessor Interim Predecessor Condensed Combined Carve-Out Statements of Operations," respectively.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7

50.
It appears that the first and third numbers in note 4(a) should be $136.5 million. Please revise or confirm that the numbers are correct. Similarly, clarify whether the final pro forma stockholders' equity amount on page F-4 should be zero, instead of $136,500, with a corresponding increase to limited partners.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page F-4 and page F-7 of the Registration Statement under the headings "Stockholders'/Partners' Equity (Deficiency)" and "Note 4: Initial Public Offering Transactions of the Partnership—Pro Forma adjustments and Assumptions," respectively.

Note 5: Commitments and Contingencies, page F-7

51.
It would appear that commitments and contingencies of OSG America Predecessor for the years ended December 31, 2006, 2005 and 2004 are audited. Your disclosure indicates that these periods are unaudited. Please revise as necessary.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Please see page F-8 of the Registration Statement under the heading "Note 5: Commitments and Contingencies."

Note 8: Revenue and Expense Recognition, page F-16

52.
Please explain to us and in your filing the reason it is appropriate under generally accepted accounting principles to recognize voyage expenses ratably over the duration of a voyage, and not when incurred.

Response:    Except for port costs, we follow the guidance set forth in EITF 91-9 and recognize voyage expenses as incurred. With the exception of port costs, there is no difference in recognizing voyage costs ratably over the voyage or as incurred. The Partnership has reviewed the effect of applying the Staff's recommendation on accounting for voyage expenses on income before federal income taxes and voyage expenses and because port expenses only represent a small percentage of voyage expenses (19% for the six months ended June 30, 2007 and 22% for the year ended December 21, 2006) has concluded that the effect of this change in accounting for voyage expenses is not material to any period presented. Please also note that the Partnership's disclosure of its accounting policy for the recognition of voyage expenses already states that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred.

Other

53.
Please provide the schedule required by Rule 5-04 of Regulation S-X in support of your allowance for doubtful accounts.

Response:    The amount of allowance for doubtful accounts as of December 31, 2004 and December 31, 2005 was nil, and as of December 31, 2006 was $145,000. We do not believe these amounts to be material and accordingly have not provided the schedule under Rule 5-04 of Regulation S-X.

54.
Please update the financial statements in accordance with Item 3.12 of Regulation S-X.

Response:    The Registration Statement has been revised to reflect the Staff's comments. Amendment No. 1 includes interim financial statements for the six months ending June 30, 2007.

Exhibits

55.
To the extent feasible, please file all of your exhibits with the next amendment, including the opinions.

Response:    The following exhibits are being electronically filed with Amendment No. 1 to the Registration Statement:

•
Exhibit 23.1 Consent of Ernst & Young LLP (New York, New York);

•
Exhibit 23.2 Consent of Ernst & Young LLP (Tampa, Florida);

•
Exhibit 23.3 Consent of KPMG LLP; and

•
Exhibit 23.6 Consent of Wilson Gillette & Co.

We will promptly file remaining exhibits by way of amendment to the Registration Statement as soon as they become available.

        Please contact the undersigned at (212) 474-1122, or, in my absence, Andrew McIlroy at (212) 474-1306, with any questions you may have regarding the Registration Statement.

Sincerely,
/s/ John T. Gaffney

Ms. Amanda McManus
    Branch Chief
        United States Securities and Exchange Commission
            Division of Corporation Finance
                100 F Street, N.E.
                    Washington, D.C. 20549-7010

Copy to:

Mr. Jason Wynn
        United States Securities and Exchange Commission

Mr. Myles R. Itkin
        OSG America L.P.

Encl.

FEDERAL EXPRESS

Appendix A

Appendix B